SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       AMENDMENT NO. 2 TO

                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       Hills Stores Company
                         (Name of Issuer)

         Series A Convertible Preferred Stock, $.10 par value
                 (Title of Class of Securities)

                             431691203
                         (CUSIP Number)

                       David P. Levin, Esq.
          Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                        919 Third Avenue
                     New York, New York  10022
                         (212) 715-9100
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)



                      February 21, 1995
             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /x/

                   Page 1 of 11 pages


PAGE
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                      SCHEDULE 13D
CUSIP No.  431691203
                                            Page 2 of 11 Pages
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                        13-3321472

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                       (a)  /_/

                                              (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC,OO

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                         7)             SOLE VOTING POWER
                                        Not Applicable
      NUMBER
      OF                 8)             SHARED VOTING POWER
      SHARES                            218,370 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)             SOLE DISPOSITIVE POWER
      EACH                              Not Applicable
      REPORTING
      PERSON             10)            SHARED DISPOSITIVE POWER
      WITH                              218,370 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      218,370 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.0% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN
PAGE

                      SCHEDULE 13D
CUSIP No.  431691203                           Page 3 of 11 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

                DICKSTEIN FOCUS FUND L.P.        13-3746015

2)    CHECK THE APPROPRIATE BOX IF A
      MEMBER OF A GROUP                          (a)  /_/

                                                 (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
          WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

                    7)   SOLE VOTING POWER
                         Not Applicable
      NUMBER
      OF            8)   SHARED VOTING POWER
      SHARES             10,498 (See Item 5)
      BENEFICIALLY
      OWNED BY      9)   SOLE DISPOSITIVE POWER
      EACH               Not Applicable
      REPORTING
      PERSON        10)  SHARED DISPOSITIVE POWER
      WITH               10,498 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      10,498 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                    /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .4% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN

                      SCHEDULE 13D
CUSIP No.  431691203                           Page 4 of 11 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

          DICKSTEIN INTERNATIONAL LIMITED

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
         WC,OO

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             BRITISH VIRGIN ISLANDS

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    65,824 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      65,824 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      65,824 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.7% (See Item 5)

14)   TYPE OF REPORTING PERSON
             CO

                      SCHEDULE 13D
CUSIP No.  431691203                           Page 5 of 11 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

             DICKSTEIN PARTNERS, L.P.         13-3544838

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    288,868 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      288,868 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      288,868 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5% (See Item 5)

14)   TYPE OF REPORTING PERSON
             PN

                      SCHEDULE 13D
CUSIP No.  431691203                           Page 6 of 11 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

             DICKSTEIN PARTNERS INC.          13-3537972

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF
      A GROUP                                     (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    294,692 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      294,692 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      294,692 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2% (See Item 5)

14)   TYPE OF REPORTING PERSON
             CO

                      SCHEDULE 13D
CUSIP No.  431691203                           Page 7 of 11 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

             MARK DICKSTEIN

2)    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP                                  (a)  /_/

                                                  (b)  SEE ITEM 5

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
             AF

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  /_/

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

                         7)     SOLE VOTING POWER
                                Not Applicable
      NUMBER
      OF                 8)     SHARED VOTING POWER
      SHARES                    294,692 (See Item 5)
      BENEFICIALLY
      OWNED BY           9)     SOLE DISPOSITIVE POWER
      EACH                      Not Applicable
      REPORTING
      PERSON            10)     SHARED DISPOSITIVE POWER
      WITH                      294,692 (See Item 5)

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      294,692 (See Item 5)

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                   /_/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.2% (See Item 5)

14)   TYPE OF REPORTING PERSON
             IN

                   Amendment No. 2 to Schedule 13D


          This Statement amends the Schedule 13D, dated July 28, 1994, as amended by Amendment No. 1 dated January 26, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P.,
Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Series A Convertible Preferred Stock, $.10 par value (the "Preferred Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
    Securities of the Issuer," are amended and restated in their entirety as follows:

          "(a) On February 21, 1995, in connection with the Company's issuer tender offer (the "Tender Offer"), the Reporting Persons tendered to the Company all shares of Preferred Stock owned by them. On February 22, 1995, the Company announced a preliminary proration percentage of 23.93%. As a result, it is anticipated that Dickstein & Co., Dickstein Focus and Dickstein International will have sold the following shares of Preferred Stock in the Tender Offer:

          Dickstein & Co.               68,694
          Dickstein Focus                3,302
          Dickstein International       20,707

After giving effect to the foregoing, the Reporting Persons beneficially own an aggregate of 294,692 shares of Preferred Stock, representing approximately 12.2% of the shares of Preferred Stock outstanding. Dickstein & Co. owns 218,370 of such shares, representing approximately 9.0% of the shares of Common Stock outstanding. Dickstein Focus owns 10,498 of such shares, representing approximately .4% of the shares of Preferred Stock outstanding. Dickstein International owns
65,824 of such shares, representing approximately 2.7% of the shares of preferred Stock outstanding. The foregoing percentages are based upon 2,420,629 shares of Preferred Stock outstanding as estimated by the Reporting Persons after giving effect to the repurchase of shares of Preferred Stock pursuant to the Tender Offer. Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons will be entitled to receive additional shares of Preferred Stock pursuant to such Plan of Reorganization."

PAGE
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          (c)  Except as described in Item 5(a) above, none of
the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

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                         SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February 23, 1995


                      DICKSTEIN & CO., L.P.

                      By:  Alan Cooper, as Vice President
                      of Dickstein Partners Inc., the
                      general partner of Dickstein
                      Partners, L.P., the general partner
                      of Dickstein & Co., L.P.
                      /s/ Alan Cooper
                      Name:  Alan Cooper

                      DICKSTEIN INTERNATIONAL LIMITED

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the agent of
                      Dickstein International Limited

                      /s/ Alan Cooper

                      Name:  Alan Cooper


                      DICKSTEIN FOCUS FUND L.P.

                      By:  Alan Cooper, as Vice President of
                      Dickstein Partners Inc., the general
                      partner of Dickstein Partners, L.P., the
                      general partner of Dickstein Focus Fund
                      L.P.

                      /s/ Alan Cooper

                      Name:  Alan Cooper

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                    DICKSTEIN PARTNERS, L.P.

                    By:  Alan Cooper, as Vice President of
                    Dickstein Partners Inc., the general partner
                    of Dickstein Partners, L.P.

                    /s/ Alan Cooper
                    Name:  Alan Cooper


                    DICKSTEIN PARTNERS INC.

                    By:  Alan Cooper, as Vice President

                    /s/ Alan Cooper
                    Name:  Alan Cooper


                    /s/ Mark Dickstein
                    Name:   Mark Dickstein

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